UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 9)

ALLIED GAMING & ENTERTAINMENT INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

01917019

(CUSIP Number)

Knighted Pastures, LLC

1933 S. Broadway Suite 746

Los Angeles, CA 90007

Attention: Roy Choi

(213) 222-8589

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 01917019	13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON

Knighted Pastures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

9,096,270 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

9,096,270 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,096,270 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

19.9% (2)
14	TYPE OF REPORTING PERSON

OO

(1) Includes 190,000 warrants to purchase Common Shares at $11.50 per share

(2) Percentage calculated based on 45,515,313 Common Shares issued and outstanding as of May 17, 2024, as reported in the Issuer’s Form 10-Q filed on May 20, 2024.

CUSIP No. 01917019	13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON

Roy Choi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0
	8	SHARED VOTING POWER

11,608,092 (1)
	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

11,608,092 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,608,092
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

25.4% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Consists of 8,906,270 Common Shares and 190,000 warrants to purchase Common Shares at $11.50 per share owned by Knighted Pastures, LLC, and 2,511,822 Common Shares owned by Roy Choi.

(2) Percentage calculated based on 45,515,313 Common Shares issued and outstanding as of May 17, 2024, as reported in the Issuer’s Form 10-Q filed on May 20, 2024.

CUSIP No. 01917019	13D/A	Page 4 of 5 Pages

AMENDMENT NO. 9 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares of the Issuer on January 29, 2021, Amendment No. 1 thereto filed on December 13, 2021, Amendment No. 2 thereto filed on December 27, 2021, Amendment No. 3 thereto filed on February 9, 2022, Amendment No. 4 thereto filed on September 9, 2023, Amendment No. 5 thereto filed on December 28, 2023, Amendment No. 6 thereto filed on February 6, 2024, Amendment No. 7 thereto filed on March 7, 2024, and Amendment No. 8 thereto filed on May 23, 2024 (as amended, the “Schedule 13D”). Terms defined in the Schedule 13D are used herein as so defined.

Item 5. Interest in Securities of the Issuer.

The following paragraphs of Item 5 of the Schedule 13D are hereby amended and restated as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover page to this Amendment No. 9 to Schedule 13D.

(c) Since the date of filing of Amendment No. 8 to Schedule 13D, the following transactions were effected by the Reporting Persons:

Roy Choi acquired 300,000 Common Shares on June 26, 2024 at a price of $1.29 per share.

Roy Choi acquired 258,010 Common Shares on June 27, 2024 at a price of $1.27 per share.

Roy Choi acquired 49,990 Common Shares on June 28, 2024 at price of $1.27 per share.

CUSIP No. 01917019	13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2024	/s/ Roy Choi
Roy Choi

Dated: July 1, 2024	Knighted Pastures, LLC

/s/ Roy Choi
	Name:	Roy Choi
	Title:	Manager